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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Davel Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 238341 10 1
                                --------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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-------------------------                                  ---------------------
  CUSIP No. 238341 10 1                  13G                 Page 2 of 5 Pages
-------------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      David R. Hill
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,063,004

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,063,004

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,063,004
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      19.6

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:

            Davel Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10126 Windhorst Road
            Tampa, Florida 33619

Item 2(a).  Name of Person Filing:

            David R. Hill

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                 The address of the principal business office of the Reporting
            Person is c/o Davel Communications, Inc., 10126 Windhorst Road, Tampa, Florida 33619.

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share.

Item 2(e).  CUSIP No.:

            238341 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership:

            (a)-(c). The Reporting Person has, as of December 31, 1998, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,063,004 shares of Common Stock (including 211,471 shares that could be acquired within 60 days upon the exercise of options

                               Page 3 of 5 Pages
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            held by the Reporting Person). Based upon an aggregate of
            approximately 10,528,242 shares of Common Stock outstanding as of December 31, 1998 (as told to a representative of the Reporting Person by the Issuer), the shares beneficially owned by the Reporting Person constitute approximately 19.6% of the outstanding shares of Common Stock of the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                               Page 4 of 5 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998                       /s/ David R. Hill
                                         -------------------------------
                                              David R. Hill

                               Page 5 of 5 Pages